ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23                                                                                       A Publicly-Held Company                                                                                      NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. informs its stockholders and the market that its controlled company Itaú Unibanco S.A. entered into a settlement agreement yesterday with the Government of the State of Paraná, in the context of a legal claim, which settlement agreement is subject to ratification by the Brazilian Supreme Court, pursuant to which Itaú Unibanco S.A. will receive R$1.7 billion regarding debt owed by the State of Paraná for more than 20 years, which debt is guaranteed by shares issued by Companhia Paranaense de Energia – COPEL (“COPEL”).

The amount will be paid in 3 installments during the next 2 years, and upon such payments, Itaú Unibanco S.A. will remove the liens from the shares issued by COPEL and owned by the State of Paraná (“Shares”). Itaú Unibanco will also remove the liens from the Shares that will be necessary in the context of a potential public offering of shares relating to the transformation of COPEL into a corporation without a controlling shareholder (“Offer”). The last installment will be paid in advance in case the Offer takes place during 2023, in which case the total amount set forth in the agreement will have been paid within 12 months counting from its ratification.

São Paulo (SP), April 11, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence